[PF Hospitality Group, Inc. Letterhead]

October 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PF Hospitality Group, Inc. (CIK 0001653442)
Application for Withdrawal of Registration Statement on Form 10 filed on September 23, 2015 (File No. 000-55515)

Ladies and Gentlemen:

PF Hospitality Group, Inc., a Nevada corporation (the “Company”), hereby applies for an order granting the immediate withdrawal of the Company’s registration statement on Form 10, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2015 under File Number 000-55515 (together with all exhibits thereto, the “Registration Statement”).

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Registration Statement would automatically become effective on November 22, 2015 (60 days after the initial filing of the Registration Statement). Prior to such effective date, the Commission requested that the Company withdraw the Registration Statement and re-file it under CIK 0001343465. On October 13, 2015, the Company re-filed the Registration Statement under CIK 0001343465, as requested by the Commission. Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission immediately.

Should you have any questions regarding the foregoing application for withdrawal, please contact Laura Anthony of Legal & Compliance, LLC, our legal counsel in connection with the Registration Statement, at (561) 514-0936 or lanthony@legalandcompliance.com.

Very truly yours,

PF HOSPITALITY GROUP, INC.

By:	/s/ Vaughan Dugan
Vaughan Dugan
Chief Executive Officer